Exhibit 99.1

FOR IMMEDIATE RELEASE

Significant SD-WAN Win for Silicom:
Fortune 100 Company Choses Silicom’s CPEs for
Nationwide Deployment

- Project’s 1st-Phase Revenues to Total ~$6M -

KFAR SAVA, Israel — January 9, 2020, - Silicom Ltd. (NASDAQ: SILC) today announced that one of the U.S.’s largest healthcare chains has selected Silicom’s latest generation CPEs as a high-performance platform for its new organization-wide SD-WAN-based network. Silicom’s revenues from the first phase of the project, which will roll out the network to the client’s existing locations through 2020 and the first half of 2021, are expected to reach approximately $6 million. In following years, smaller deployments are expected to cover new locations as they are added.

Silicom’s unique capabilities were first brought to the customer’s attention by its SD-WAN software vendor, a leading SD-WAN industry player and a partner of Silicom, which has qualified Silicom’s latest generation CPEs as part of its worldwide strategy. Before making its final selection, the customer evaluated the Silicom product in a lengthy side-by-side comparison of its performance with that of a major competitor, confirming its superior performance.

“The selection of our CPE for this demanding SD-WAN use-case is a clear demonstration of the excellence of our technology, the innovation of our product and the capabilities of our support team,” commented Shaike Orbach, Silicom’s CEO.

“We are very pleased to create a relationship with this giant customer, which we believe will open the door to additional opportunities. Equally important, our participation in the project is strengthening our relationship with our SD-WAN software partner and the project’s integrator, both important network industry players. We are confident that their enthusiasm regarding the unique capabilities of our CPEs and their suitability for many worldwide challenging networking environments will bring us additional customers while expanding our penetration of this strategic customer, further boosting our business.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com